1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar. 09, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/03/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2006/02/15: The business deputy spokesperson of the Company be changed

2	Announcement on 2006/02/21: Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on May 30, 2006.

3	Announcement on 2006/03/09: Chunghwa Telecom announced its revenue of NT$15.13 billion for February 2006

4	Announcement on 2006/03/09: Feb 2006 sales

EXHIBIT 1

The business deputy spokesperson of the Company be changed

Date of events: 2006/02/15

Contents:

1. Change person (please enter: “spokesperson”, “acting spokesperson”, “financial officer”, “accounting officer”, “research and development officer”, “internal officer”): Business Deputy Spokesperson

2. Date of occurrence of the change: 2006/02/15

3. Name, title, and resume of the replaced person: Tzu-Han Huang, Senior Managing Director of Marketing Department

4. Name, title, and resume of the replacement: Pan-Ho Liu, Senior Managing Director of Marketing Department

5. Reason for the change: Former Senior Managing Director of Marketing Department, Mr. Tzu-Han Huang, transferred to the Northern Taiwan Business Group to assume the position of Vice President

6. Effective date: 2006/02/15

7. Contact telephone number of the replacement: 02-23445392

8. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on May 30, 2006.

Date of events: 2006/02/21

Contents:

1. Date of the board of directors resolution: 2006/02/21

2. Date for convening the shareholders’ meeting: 2006/05/30

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

(1) Reports:

i. The Company’s operation results reports for fiscal year 2005

ii. The Supervisors’ audit reports on the Company’s financial statements for year 2005

iii. The Ministry of Audit’s audit number on the Company’s financial statements for year 2004

iv. The Company’s implementation of treasury stock buyback

(2) Issues to be approved:

i. The Company’s financial statements for year 2005

ii. The distribution of the Company’s earnings for year 2005

(3) Issues to be discussed:

i. Amendment to the Process for Acquisition and Disposal of Assets

ii. Amendment to the Rules of Procedure for Shareholders’ Meeting

iii. Amendment to the Articles of Incorporation

(4) Extemporary motions

5. Starting and ending dates of suspension of share transfer: 2006/04/01~2006/05/30

6. Any other matters that need to be specified: Nil

EXHIBIT 3

Chunghwa Telecom announced its revenue of NT$15.13 billion for February 2006

Date of events: 2006/03/09

Contents:

1. Date of occurrence of the event: 2006/03/09

2. Name of the company: Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company) : Listed company.

4. The shareholding ratios of mutual holding: None.

5. Cause of occurrence: Chunghwa Telecom’s revenue for February 2006 was NT$15.13 billion. For the first two months, the internal figures for accumulative income from operations were NT$10.8 billion, accumulative net income was NT$8.8 billion and EPS was NT$0.91.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom

Mar 09, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Feb	Invoice amount	17,354,943	17,331,789	23,154	0.13%
Jan -Feb	Invoice amount	34,908,768	35,547,170	- 638,402	-1.80%
Feb	Net sales	15,132,506	14,841,445	291,061	1.96%
Jan -Feb	Net sales	30,407,703	30,146,949	260,754	0.86%

b Trading purpose : None